Exhibit 14

CODE OF ETHICS

HANDBOOK

Eastern Virginia Bankshares

Bank of Northumberland

Hanover Bank

Southside Bank

EVBI

Revised January 2004

Index

Page
Acknowledgement of Receipt and Understanding	3
Affirmative Action	3
A Banker’s Professional Code of Ethics	3-4
Conduct Guidelines	13
Audit and Review	14
Business Dealings with Customers	15
Community Involvement	15
Drug and Alcohol Policy	16
Electronic Transmission/Receipt Policy	16
Illegal Harassment	13
Investments	16
Misappropriation of Company Property	14
Outside Employment	15
Personal Letters, Published Articles and Public Affairs	15
Political Involvement	15
Solicitations	15
Telephone Conduct	16
Eastern Virginia Bankshares Code of Ethics Sign-off Sheet
Failure to Comply	17
General Statement of Personal Guidelines	5
Anti-Money Laundering Program	11
Bank Secrecy/Anti-Money Laundering/Privacy	10
Confidential Information	7
Conflict of Interest-Bank Transactions	5
Customer/Employee Identification Program	10
General Standard of Conduct	5
Identity Theft	11
Illegal, Fraudulent, Misleading or Questionable Activities	8
Personal Conduct	8
Reporting Illegal or Improper Conduct	9
Insider Information	9
Personal Affairs	6
Personal Finances	6
Privacy Policy Statement	12
Prohibition of Certain Gifts, Fees and Loans	7
Sarbanes-Oxley Act	9
USA Patriot Act Reporting & Response/Bank Secrecy Act	11
Statement of the President and CEO	2

STATEMENT OF THE PRESIDENT AND

CHIEF EXECUTIVE OFFICER

OF

Eastern Virginia Bankshares

Eastern Virginia Bankshares and its subsidiaries have a vision to be the “Best of the Best”. This vision is a part of everything we do, including Equal Employment Practices.

Equal Employment Opportunity has been a long-standing policy of our Company. We reiterate our commitment to that policy and pledge that all employees and applicants for employment will be accorded consideration in every aspect of the employer-employee relationship without regard to race, religion, age, sex, national origin, veteran status or disability. We are dedicated to doing the right thing and treating everyone equally.

Our Company maintains an Affirmative Action Plan that calls for positive and affirmative action to be taken to ensure the application of this policy. The Human Resources Officer is responsible for bank-wide monitoring and compliance with this policy and reports to Management concerning our progress.

However, these responsibilities cannot be carried out single-handedly. Management, as well as all supervisors and employees, must share the responsibility for carrying out the Company’s Equal Opportunity Policy. Anything less than full and active support of both the spirit and intent of our policy cannot be tolerated within our organization.

We urge all of you to work with us in making Equal Employment Opportunity a constant reality within our Company. With your help and support, Eastern Virginia Bankshares and its subsidiaries will continue to maintain its leadership role as an Equal Opportunity Employer in our communities and truly be the “Best of the Best”.

/s/ Joe A. Shearin

Joe A. Shearin President and CEO Eastern Virginia Bankshares

ACKNOWLEDGMENT OF RECEIPT AND UNDERSTANDING

OF THE CODE OF ETHICS

A.	Policy

Each employee, officer and director, upon initial receipt of a copy of his/her Employee Code of Ethics Handbook, is expected to read the handbook and, in case of any questions, to obtain answers from his/her supervisor concerning the intent of the policies and procedures outlined herein. He/she will also understand that this handbook may be modified or rescinded at any time.

B.	Procedure

When the employee, officer or director is satisfied with his/her understanding of the handbook, he/she will sign the Receipt & Acknowledgement form (attached) and return it to the Human Resources Department.

AFFIRMATIVE ACTION AND EQUAL EMPLOYMENT POLICY

It is important to affirm our policy that the Company prohibits job discrimination and grants equal opportunities to all individuals, regardless of race, color, creed, national origin, religion, age, sex, disability, veteran status, or other factors not related to job performance. The Company has implemented a “0” tolerance policy for violent or disruptive behavior or threats of such behavior or behaviors which violates the spirit or the letter of this policy prohibiting unlawful discrimination in the workplace. Employees who feel threatened due to violations of this or the Company’s policy against unlawful harassment should immediately report any such concerns to the Human Resources Officer or the President.

It is the express desire of the Company that equal employment opportunities be provided in all employment activities including recruiting, hiring, training, placement and employee development, promotion, transfer, education assistance, layoff and recall, social and recreational programs, employee facilities, termination, retirement and in all other terms and conditions of employment. For example, the employment policy of the Company is to employ individuals on the basis of merit. Merit is determined by abilities, skills, aptitude, and experience requirements set forth for specific job categories. All employment applications and current staffing needs are processed and evaluated in accordance with those standards without regard to race, color, creed, national origin, religion, age, sex, disability, veteran status, or other unlawful non-job related factors.

If any employee feels that he/she is receiving treatment, which violates the terms or the spirit of this policy, the employee should immediately report the matter to the employee’s supervisor, to the Human Resources Officer or to the President. The matter will be thoroughly and promptly investigated and appropriate remedial action will be taken. If, at any time during the investigation of this matter, the employee becomes dissatisfied with the manner in which the investigation is being conducted, he/she should bring those concerns to the attention of the President.

This policy will be periodically brought to the attention of the supervisory staff and shall be administered throughout the Company. It is the responsibility of each supervisor of the Company to ensure effective implementation of this policy so as to avoid any discrimination in employment.

A BANKER’S PROFESSIONAL CODE OF ETHICS

No profession or industry has maintained higher standards of conduct nor provided greater public service than the banking industry. Banks have traditionally recognized their duty to act in a manner of public trust and confidence.

A bank’s reputation for integrity is perhaps its most valuable asset and is determined by the conduct of its officers and employees. Each of us must strive to avoid situations that raise questions of ethics between the employee and the Company, or its shareholders or customers. The following is our Company’s official policy. All officers, directors and employees are expected to adhere to both the letters and the spirit of this policy. Exceptions will require prior written approval by the President. All employees are expected to comply with the provisions of the Code of Conduct and Conflict of Interest policies discussed in this Manual.

Confidential information acquired through the course of employment about the Company and its customers and suppliers are to be used solely for banking purposes and not a basis for furthering a private interest or as a means of personal gain.

An employee may not seek, gain access to nor disclose confidential information of customers or Company employees for any unauthorized purpose. This includes credit information, account data and any other confidential information possessed by the Company. Disclosure of such information to other Company personnel should be kept to a minimum on a need-to-know basis.

Our customers must have complete trust in our ability to handle confidential information. All employees must conduct themselves in a way that will reflect positively on the Company and will enhance the confidence of our customers. Should you have a request for information that you are not authorized to release refer that request to your supervisor or an officer.

GENERAL STATEMENT OF PERSONAL GUIDELINES

I.	INTRODUCTION

A company’s reputation, prestige and standing in the community are primarily determined by the appearance, conduct and ethical standards of its officers, directors and employees. This Company recognizes this very important aspect of banking and strives for the best reputation and the highest standing of any Company in this community. As a consequence, we have established high standards of personal conduct, appearance and ethics for our employees. This statement spells out what is expected of each employee of Eastern Virginia Bankshares and its subsidiaries.

II.	CODE OF CONDUCT AND CONFLICT OF INTEREST

A.	General Standard of Conduct

While the Company encourages officers, directors and employees to participate in various civic and professional organizations, it is important that the Company’s ethical standards for employees are not compromised and that conflicts of interest are avoided. Business relationships must be carefully scrutinized to avoid even the appearance of impropriety. If any employee, officer or director is unclear of the impact of the Company’s policies upon a personal, non-bank situation, it is important to seek guidance from Company Management prior to entering into that transaction or situation.

B.	Conflict of Interest—Bank Transactions

A conflict of interest exists whenever an employee has a financial interest, direct or indirect, with a customer doing business with the Company, and in the opinion of the Company, that interest is of such extent that it might affect his/her judgment or decision on behalf of the Company.

A Company officer or employee shall not represent the Company in any transaction in which he/she has any material connection or substantial interest. Specifically, a material connection includes the involvement of any family member. Family member includes spouse, son, daughter, father, mother, brother, sister, father-in-law, mother-in-law, daughter-in-law, son-in-law, brother-in-law, sister-in-law, grandparent, grandchild, niece, nephew or any members of a household from this list of relatives. Transactions involving close personal friends may also provide potential for such conflict of interest.

The Company shall provide the definition of the phrase substantial interest. Each different situation may give rise to a different interpretation of this phrase.

The definition of the phrase substantial interest includes situations in which the officer or employee’s decision/judgment may be influenced by his/her interest in the transaction. Therefore, each different situation may give rise to a different interpretation of this phrase.

If questionable situations arise, officers and employees are encouraged to seek guidance from the Human Resources Director and/or CEO of the Company.

The term “transaction” for purposes of this policy, includes but is not limited to, approval of bank overdrafts, authorizing or accepting checks on uncollected funds, waiving bank charges, late charges or other fees. It also includes making loans, waiving financial statements or any similar type of activity.

No officer or employee shall acquire for the Company any service, goods, equipment, machinery, property or securities from a firm broker, vendor or contractor in which he/she has a substantial financial interest or material connection as defined herein without first advising the Company’s President in writing. Under no circumstances shall an employee take any action on an account or perform any other company transaction in which that employee has a direct or indirect financial or other interest.

C.	Personal Affairs

Because of the great element of trust involved in the job, bankers are usually more subject to public censure for bad habits or mismanagement of their personal lives than those engaged in other professions. The employee, therefore, has a responsibility to conduct his/her personal affairs in such a manner that avoids any unfavorable reflection upon the Company.

The conscientious employee will use common sense, good ethical standards and discretion as a guide to proper personal conduct.

If, in the judgment of the Company’s Management, an employee fails to maintain these standards of personal conduct, appropriate disciplinary action, which may include termination of employment, will occur.

D.	Personal Finances

Because of (1) the financial integrity expected of both those within the banking industry and those having banking or other financial relationships with the Company and (2) the importance of our reputation for financial responsibility, the Company believes it essential that the conduct of its employees in handling their personal finances meets high standards of integrity and responsibility. Any instance of failure on the part of any employee to meet these standards will be examined carefully and may lead to disciplinary action, up to and including termination. Policies reflecting our concern for these standards include our policy on employee overdraft of checking accounts and our pre-employment credit check, and the policies set forth below, which apply to all officers and employees of Eastern Virginia Bankshares and its subsidiaries.

If it comes to the Company’s attention through any means that an employee is experiencing financial difficulties, the employee’s supervisor should be notified. Upon discovery of such financial difficulties, the employee will provide a written explanation of all circumstances relevant to his/her personal financial situation. Refusal to provide such explanation or the provision of a false, misleading or incomplete explanation may be grounds for termination. If the employee’s explanation indicates the financial difficulties arose from irresponsible conduct in the management of the employee’s financial affairs, and not from circumstances beyond the employee’s control, the employee will immediately be placed on probationary status for a twelve-month period and other disciplinary actions, up to and including termination, may be taken as necessary. Circumstances beyond an employee’s control include extraordinary medical or similar personal expenses not compensated by insurance, a spouse’s loss of employment, and/or failure by a former or deserting spouse to contribute to joint obligations. Any further personal financial difficulties during the twelve-month probationary period may be grounds for immediate termination.

If an employee who develops any financial difficulty described in this section works as a teller (personal banker) or in another position in which he/she handles cash or other negotiable instruments, he/she may be transferred to a less sensitive position, if possible.

If the wages or accounts of an employee are garnished, levied or attached by any creditor, the employee will be counseled by his/her supervisor.

If a second garnishment for a different indebtedness is received during a twelve-month period, the employee will be counseled, receive a written warning and be placed on a twelve-month probationary period.

If a third garnishment for a different indebtedness is received during the probationary period, employment may be terminated.

E.	Confidential Information

Employees, officers and directors are required to comply with the provisions of Federal and State law regarding the maintenance and disclosure of certain customer information. For example, reporting specified currency and other funds transactions under the Bank Secrecy Act is mandatory. Except for requirements of such legal mandates, confidential information pertaining to any of the Company’s customers, prospective customers, products or procedures may not be revealed to any persons outside of the Company except by court order, nor used in any manner for personal gain. Inside financial or other material information regarding the Company is not to be released to any person or entity without prior written approval from the President. Further, under no circumstances may an employee obtain or knowingly assist others to obtain unauthorized confidential information about any individual, nor perform any unauthorized computer function or knowingly provide inaccurate, misleading, altered or incomplete information regarding any account or document.

Confidential information acquired through the course of employment about the Company and its customers and suppliers is to be used solely for company purposes and not a basis for furthering a private interest or as a means of personal gain.

An employee may not seek, gain access to, nor disclose confidential information of customers or Company employees for any unauthorized purpose. This includes credit information, account data and any other confidential information possessed by the Company. Disclosure of such information to other Company personnel should be kept to a minimum on a need-to-know basis.

Our customers must have complete trust in our ability to handle confidential information. All employees must conduct themselves in a way that will reflect positively on the Company and will enhance the confidence of our customers. Should you have a request for information, which you are not authorized to release, refer that request to your supervisor or an officer.

F.	Prohibition of Certain Gifts, Fees and Loans

The Federal Bribery Act prohibits a customer from offering or giving and the Company’s employees, officers and directors from soliciting or receiving gifts (or anything of value) in connection with any of the Company’s business transactions of confidential information. Company employees, officers and directors must neither solicit nor accept anything of value in exchange for any bank transaction or service or in exchange of any of the Company’s confidential information. Soliciting or accepting anything of value either before or after a bank transaction is evidence of wrong doing. This statute includes severe punishment including fines and/or imprisonment for those who violate it. Company employees, officers and directors must strictly adhere to the letter and spirit of this law. It is essential that those in doubt seek guidance from company management before engaging in conduct which may violate this law.

There are, however, certain specific situations in which the acceptance of gifts or special benefits may be permissible. Such situations may include those that involve: (a) gifts or special benefits from relatives or close, personal friends when it is clear that the motivation for giving the gift or benefit is based upon the relationship rather that Company business, (b)situations where the item would be paid for by the Company if it were not paid for by the other party, (c) situations where the special benefit given is available to the general public under the same conditions, (d) situations in which meals, refreshments, travel arrangements, accommodations or entertainment of reasonable value are provided in the course of a bona fide business meeting or similar business development event, (e) items given which are promotional in nature and are items of nominal value such as pens, calendars or key chains; (f) Also excluded from this prohibition are gifts of reasonable value related to special occasions such as holidays, weddings, retirement or job promotion, (g) civic, charitable, educational or other organizational awards for recognition of achievement are also situations where gifts may be accepted. There may be situations where other benefits or items of value may be accepted without violating the law. Such situations should be approved by the CEO based on a full, written disclosure of all relevant facts and should be consistent with the bank bribery statute. Any significant gifts, entertainment or special benefits accepted under the exceptions described in this paragraph should be reported to the CEO and a record of the gift or incident should be documented.

1.	An officer, employee or director may not do indirectly what he or she is prohibited from doing directly, to include but not limited to arranging to have a member of his/her family accept a gift from a customer.

2.	An officer, employee or director must not use business opportunities developed for the Company for personal gain.

3.	Under no circumstances shall any employee take any action on any account or perform any other bank transaction in which that employee has a direct or indirect financial or other interest. When requests are made for an extension of credit from the Bank to close relatives of employees and/or entities in which the employee has a direct or indirect financial interest of material connection, such requests must be considered and acted upon entirely by staff members other than those having a relationship with the borrower.

4.	An officer or employee may not accept a loan from a Bank customer or supplier. This prohibition does not apply to loans from banks or other financial institutions on customary terms to finance proper credit needs such as a home mortgage and consumer credit loans. Executive Officers may borrow from other financial institutions providing such transactions are under customary terms and conditions and do not provide any preferential treatment. Each Executive Officer must maintain familiarity with and meet the reporting requirements of Regulation “O”.

G.	Illegal, Fraudulent, Misleading or Questionable Activities

1.	Personal Conduct

Employees, officers and directors are prohibited from engaging in any illegal activities as defined by Federal, State and local laws. Payments in the form of bribes or kickbacks to employees, officers or directors are prohibited. No employee, officer or director may knowingly make any false, fraudulent or misleading statement, which is related to or reflects upon their employment or upon the Company itself.

Employees, officers and directors are prohibited from attempting to or from corruptly altering, destroying, mutilating or concealing any record, document or other object with the intent to impair its integrity or availability for use in an official proceeding. Further, they are prohibited from obstructing or attempting to obstruct any official proceeding.

It is the policy of this Company that each employee, officer and director fully comply with applicable governmental rules and regulations. This requirement includes the full, accurate timely and understandable disclosure of necessary information reflected in any reports which may be required to be filed on behalf of the Company.

Employees, officers or directors may not engage in nor condone a check writing scheme where a depositor takes advantage of the “float” to fund an interest free loan from the bank. Such a scheme may occur in numerous ways, for example:

Cashing a check outside the Bank where there are insufficient funds in the checking account to cover the check; using an ATM to obtain funds, which are not on deposit in the account.

2.	Reporting Illegal or Improper Conduct

Employees, officers and directors have an obligation to report any activity which they reasonably believe violates Banking or Securities laws, bank accounting or audit procedures or regulations, discriminations or harassment policies, compliance requirements or any harmful, fraudulent, illegal or potentially dangerous activity taking place on or in relation to the bank or its property.

Such reports may be made anonymously or personally to the compliance officer who is responsible for the specific area(s) involved. Alternately, you may choose to report such concerns to your supervisor, Human Resources, or the President. In the case of irregularities regarding Bank audit or accounting functions, the Bank’s Audit Committee of the Board of Directors has established a procedure for concerns and/or complaints involving accounting, internal accounting controls or auditing matters. In such cases, concerns and/or complaints may be made confidentially and/or anonymously to the Chairman of the Audit Committee of the Board of Directors by mail or email. The names of each member of the Bank’s Audit Committee are posted on the Company website.

Retaliation against employees, officers or directors who participate in investigations or proceedings regarding such unlawful or improper conduct is strictly prohibited. Good faith concerns properly presented by concerned employees are welcomed and encouraged.

Retaliation against any employee, officer or director in violation of Bank policy should be immediately reported to your supervisor, to Human Resources or to the President. Any such complaint will be promptly and thoroughly investigated and effective remedial action will be taken.

H.	Sarbanes-Oxley Act

Section 406 of the Sarbanes-Oxley Act as applies to the CEO and CFO of the Company and defines the term “code of ethics” as written standards that are reasonably designed to deter wrongdoing and to promote:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Full, fair, accurate, timely and understandable disclosure in reports and documents that a registrant files with, or submits to, the Commission and in other public communications made by the registrant;

•	Compliance with applicable governmental laws, rules and regulations;

•	The prompt internal reporting to an appropriate person or persons identified in the code of violations of the code;

•	Accountability for adherence to the code.

I.	Insider Information

Arising from our responsibilities as a public company, the following procedures apply to all personnel at every level and must be followed.

1.	Prohibition against trading on undisclosed material information. If you are aware of material information relating to the Company that has not yet been available to the public for at least two full days, you are prohibited from trading in our shares and directly or indirectly disclosing such information to any other persons so that they may trade in our shares. It is difficult to describe exhaustively what constitutes “material” information, but you should assume that any information, positive or negative, which could influence an investor in determining whether to purchase, sell or hold our stock would be material. Information may be influential for this purpose even if it would not alone determine the investor’s decision. Examples include a potential business acquisition, internal financial information that departs in any way from what the market would expect, important product developments, the acquisition or loss of a major contract, or an important financial transaction. We emphasize that this list is merely illustrative.

2.	Confidentiality. Serious problems could be caused for the Company by unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading in the stock. Company personnel should not discuss internal Company matters or developments with anyone outside the Company, except as required in the performance of regular corporate duties.

This prohibition applies specifically (but not exclusively) to inquiries about the Company that may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be through an appropriately designated officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature you should decline comment and refer the inquirer to Ronald L. Blevins.

If you have any doubt as to your responsibilities under these guidelines, seek clarification and guidance from Mr. Blevins before you act. Do not try to resolve uncertainties on your own.

We will expect the strictest compliance with these procedures by all personnel at every level. Even unintentional disclosure could result in serious legal difficulties for you, as well as the Company. A failure to follow their letter and spirit will be considered a matter of extreme seriousness.

J.	Bank Secrecy/Anti-Money Laundering/Privacy

The USA Patriot Act was passed by congress after the September 11, 2001, terrorist attacks on our country. The intent was to identify illegal aliens and determine if any individual appears to be affiliated with any terrorists or terrorist organizations. The bank has designated the compliance officer as its Bank Secrecy Act, Patriot Act and Anti-Money Laundering Act Officer. As such, the bank’s Compliance Officer is responsible for day to day coordination and overall compliance with the laws and regulations discussed in this policy. He/she is also responsible for maintaining the highest employee vigilance regarding policies discussed herein with recurrent training and monitoring of employee compliance with the requirements of these policies and regulations.

K.	Customer/Employee Identification Program

The USA Patriot Act requires the U.S. Department of the Treasury to adopt regulations that require and establish minimum standards for financial institutions’ Customer Identification Program (CIP), which would identify and verify any persons who apply to open an account. The Act is very broad and encompasses a variety of entities including this Company.

It is the policy of this Company to comply with these regulations and to be vigilant in collecting information when opening new accounts by potential customers and potential employees. Potential employees must complete a U.S. Department of Justice Immigration and Naturalization Service I-9 Form which helps establish identity of future employees of the bank. A Customer Identification Program (CIP) will be used by this Company to identify and verify any persons who apply to open a depository or loan account at our financial institution for personal or business use. Employees who are involved in opening such new accounts must comply with the bank’s written minimum identification requirements for opening a depository or loan account. Employees must comply with the Bank’s established procedures regarding situations in which, after following bank customer identity procedures, the employee is unable to reasonably ascertain the true identity of the customer. Further, each employee is required to comply with legal requirements and bank procedures to record and retain identifying information provided by the customer, a description of any document relied on, the methods and results of any measures undertaken to verify the identity of the customer, and the resolution of any substantive discrepancies discovered when verifying the identifying information obtained.

L.	Anti-Money Laundering Program

The USA Patriot Act in effect makes banks partners with the federal government in combating intentional money laundering. Money laundering can occur in two ways: The introduction of illegally obtained currency into the banking system, or when the banking system is used to illegally hide currency that was lawfully obtained. When banks knowingly accept the cash deposits of criminals, they legitimize (launder) the proceeds. Accordingly, criminals do business with banks. Therefore, this Company must be diligent in detecting and reporting suspicious banking activity.

It is essential that employees recognize and immediately report to the Compliance Officer (or designee) any suspicious activity and/or reportable currency transaction regarding either commercial and/or consumer accounts as defined in the banks’ compliance policy and as reviewed from time to time in our compliance training programs.

M.	USA Patriot Act Reporting & Response/Bank Secrecy Act

The Bank’s Compliance Officer is designated the bank’s authorized contact for communicating with the authorities on matters pertaining to the laws and regulations discussed herein. Due to the highly confidential nature of this information, only employees specifically authorized to assist the Compliance Officer will have access to information requested by or provided to the federal government under the USA Patriot Act or Bank Secrecy Act. Any unauthorized disclosure of any such information will be grounds for dismissal and may also be a violation of law.

N.	Identity Theft

Identity Theft in the banking industry may occur when a person is suspected of having used someone else’s social security number and personal data in order to obtain a loan in that person’s name; or established fraudulent bank accounts using the identities of numerous persons.

Additionally, identity theft could occur where a bank employee or bank insider has:

1.	Been assigned to work on one type of account and then accessed unrelated, different types of accounts or account information with no valid or permissible business purpose;

2.	Copied or transferred customers’ personal information to a third party who is not employed by the bank, and not otherwise authorized by the bank or customers to review or possess the information;

3.	Altered or changed more than one account record to reflect addresses or phone numbers that are unknown to the true customers;

4.	Processed or ordered more than one replacement credit card or other product, when the credit cards or other products are sent to addresses unknown to the true customers;

5.	Linked more than two accounts for unrelated customers who are unknown to each other, and who have not authorized such account linkages; or

6.	Been arrested, or charged with a crime when customer personal information, customer account documentation, or customer identification was found in the possession of the bank employee or insider at a location outside of the bank.

Employees or bank insiders who are involved in any type of identity theft activities whether as described above or otherwise will be appropriately disciplined and, where appropriate, legal authorities will be notified.

O.	Privacy Policy Statement

The Company’s policies and practices with regard to the confidentiality and security of nonpublic, personal customer and/or employee information affirm our commitment to maintain the highest standards of confidentiality regarding their personal, nonpublic information. Both customer contact and non-customer contact employees have access to such confidential customer information. It is of the utmost importance that each employee use extreme care to safeguard our customer’s confidential information and report any violation of this trust, whether willful or unintentional, to management. Additionally, in performing our duties each of us may come in contact with personal employee information which must be treated with the same high standards of confidentiality and privacy. For example, financial information or any medical information about any employee must not be discussed nor revealed inside or outside the company. Medical information which must be input to the insurance provider must not be revealed by employees who process such information within the company. If any employee is in doubt regarding any request for disclosure of customer or employee information either inside or outside of the company, immediately contact the Company’s Compliance Officer or the CEO before disclosing any customer or employee information.

Privacy Disclosure of Consumer Financial Information

Protecting your privacy is important to the Company and our employees. We want you to understand what information we collect and how we use it. In order to provide our customers with a broad range of financial products and services as effectively and conveniently as possible, we use technology to manage and maintain customer information. The following policy serves as a standard for all Company employees for collection, use, retention, and security of nonpublic personal information.

What Information We Collect

We may collect “nonpublic personal information” about you from the following sources:

•	Information we receive from you on applications for loans, or other forms: such as your name, address, social security, assets, and income.

•	Information about your transactions with us, our affiliates or others, such as your account balance, payment history, parties to transactions, and credit card usage; and

•	Information we receive from a consumer-reporting agency, such as your creditworthiness and credit history.

•	“Nonpublic personal information” is nonpublic information about you that we obtain in connection with providing a financial product or service to you. For example, nonpublic personal information includes information regarding your account balance, payment history, and overdraft history.

What Information We Disclose

We do not disclose any nonpublic personal information about you to any other third parties, except as permitted by law. We are permitted under law to share information about our experiences or transactions with you or your account (such as your account balance and your payment history with us) with companies related to us by common control or ownership (“affiliates”).

We also are permitted under law to disclose nonpublic personal information about you to “nonaffiliated third parties” (i.e., third parties that are not members of our corporate family) in certain circumstances. For example, we may disclose nonpublic personal information about you to such third parties to assist us in servicing your loan or account with us; to government entities in response to subpoenas; and to credit bureaus.

We may disclose all of the information we collect, as described above to companies that perform marketing services on our behalf or to other financial institutions with which we have joint marketing agreements.

If you decide to close your account(s) or become an inactive customer, we will continue to adhere to the privacy policies and practices described in this notice.

Our Security Procedures

We also take steps to safeguard customer information. We restrict access to your personal and account information to those employees who need to know that information to provide products or services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

Website and Internet Banking

If you visit our site or download information on our web pages such as checking or savings account information, we collect the following information about you:

•	Name of the domain from which you access the internet;

•	Date and time you access our website;

•	Pages you may have visited on our site;

•	Internet address of the website from where you came to visit our website.

We use the information we collect to measure the number of visitors to the different pages and sections of our site, and to help us make our site more useful to visitors.

If you have any questions about our approach to customer privacy, please call your nearest location and talk with a customer service representative.

III.	CONDUCT GUIDELINES

A.	Illegal Harassment

It is the Company’s belief that employees should perform their work in a work environment that is free from verbal or physical conduct by any employee, officer, director or customer that harasses, disrupts or interferes with any other employee’s work performance or that creates an intimidating, offensive or hostile work environment.

Employees are expected to maintain a productive work environment that is free from harassing or disruptive activities. No form of harassment will be tolerated, including harassment for the following reasons: race, national origin, religion, disability whether mental or physical, sex or gender, age, military or Vietnam Era Veteran status.

Each supervisor has a responsibility to keep the workplace free from any form of harassment, and in particular, sexual harassment. No supervisor is to threaten or insinuate either expressly or impliedly that any employee’s response to sexual advances will affect the employee’s terms or conditions of employment.

Other harassing conduct, whether sexual in nature or directed at individuals because of their race, gender, national origin, religion, disability, age, military or Vietnam Era Veteran status is also prohibited. This conduct includes but is not limited to the following:

1. Unwanted physical contact or conduct of any kind, including sexual flirtations, touching, advances or propositions;

2. Verbal abuse – sexual or racial epithets, threats, suggestive or insulting remarks based on legally protected status (disability, age, sex, race, etc.);

3. Demeaning, insulting, intimidating, or sexually suggestive comments about an individual’s dress or body;

4. The display in the workplace of demeaning, insulting, intimidating or sexually suggestive objects or pictures including nude photographs; and

5. Demeaning, insulting, intimidating or sexually suggestive written, recorded or electronically transmitted messages.

The policy to follow should you feel you have been subjected to illegal harassment is outlined below:

1. It is the responsibility of the affected employee to promptly report the incident to his/her immediate supervisor. If your supervisor is the person harassing you, take the matter directly to Human Resources or to the President. Employees should feel comfortable reporting incidents of illegal harassment without fear of retaliation. Retaliation due to a report of illegal harassment is a violation of this policy and can result in termination of employment. A report of illegal harassment is a serious matter and will be taken seriously by the Company.

2. The supervisor (or Human Resources) will promptly and thoroughly investigate the allegation while maintaining the highest possible degree of confidentiality. If it is sustained, the appropriate steps will be taken to correct the situation. These steps may include termination of employment of the individual(s) in violation of this policy.

3. If at any point in the process you are dissatisfied with the investigation being conducted, bring the matter to the attention of Human Resources or the President of the Company.

B.	Audit and Review Disclosure

At the discretion of management and/or as required by law or at the direction of law enforcement authorities, the Company may audit/review employees’ accounts, loans, lines of credit and transactions. Such reviews and/or audits will occur as necessary to ensure that employees are following proper and legal procedures as well as to protect employees, customers and/or Company property and assets. Employee questions regarding such reviews or audits should be directed to the Human Resources Officer.

C.	Misappropriation of Company Property

It is inappropriate for an officer or employee to use corporate materials such as official stationery, equipment, manpower or any other assets for personal or non-job related purposes.

D.	Personal Letters, Published Articles and Public Affairs

When writing personal letters or articles to be published and when participating in public affairs, employees must assure that they do not appear to represent the Company. Personal letters, articles, etc. should not be written on Company letterhead or mailed in Company envelopes. Endorsements, testimonials, publications and participation in public or political affairs, should be undertaken by employees only in a manner, which will not be misinterpreted as endorsements by the Company.

E.	Business Dealings with Customers

The Company encourages employees to patronize any customer engaged in legitimate professional or business activities. However, the employee must not use information obtained through his/her connection with the Company, in any way, while dealing with this customer. Particularly prohibited is the use of Company information to obtain special terms or price concessions.

F.	Outside Employment

Employees who desire employment unrelated to their work at the Company must carefully avoid conflicts regarding employment transactions, hours of work or any other potential issue, which may interfere with Company activities. You must bear in mind that your commitment to the Company is your first responsibility. Although you normally work certain hours, making you available for other employment, you must remember on occasions your job may create extra demands upon your time, and you must be available for that commitment first. Before you actually obtain outside employment, you must request permission in writing from your supervisor and obtain your supervisor’s prior written permission (copies of which should be sent to Human Resources to be placed in your personnel file). Employees who fail to obtain prior written permission are subject to dismissal. Permission will not be granted for employment with a competitive company or corporation.

G.	Community Involvement

Because we believe that growth and progress of our Company depends on the growth and progress of our communities, we encourage employees to take an active role in civic and community organizations and projects. These outside activities make our communities better places in which to live and work. The Company is proud to have its employees involved in such endeavors. If time away from work is anticipated, it is important to obtain prior approval from your supervisor.

H.	Political Involvement

Employees participating in political activities do so as individuals and not as representatives of the Company. The Company’s name may not be used in any manner, nor may political contributions be made in the name of the Company. No entertainment endeavor may be conducted so as to be construed as a bribe of a public official.

Any employee desiring to run for an elective political office or to accept an appointment to a governmental office should inform the Company’s President in order to ensure that the duties of that office and possible time away from the job will not create a conflict with the Company’s expectations.

I.	Solicitations

It is our policy not to permit solicitations during bank business hours in order to maintain the necessary order and cleanliness of our Company. The distribution of any literature or other written material within the work areas or during work time is not permitted.

J.	Telephone Conduct

For proper telephone etiquette, employees should refer to the manual entitled “Telephone Etiquette”, available from Human Resources. We recognize you will have to make and receive occasional personal phone calls. Realizing that our lines are for business, please keep these calls to a minimum. No personal long distance calls should be made from the Company telephones unless they are charged to your home phone or called collect.

K.	Drug and Alcohol Policy

It is against Company policy for an officer, director or employee to possess or use drugs or alcohol illegally or in an unauthorized manner on Company property during working hours or in a Company vehicle. It is also a violation of Company policy if an employee knows or has reason to know that a passenger in a Company vehicle possesses or is using alcohol or illegal drugs. The Company reserves the right to test any employee for the presence of unauthorized or illegal drugs or alcohol in the employee’s system whenever the Company has reason to believe that the employee may have violated this policy. Any employee who refuses to take the test or who violates this policy will be subject to appropriate discipline, which may include immediate termination of employment.

L.	Electronic Transmission/Receipt Policy

All Company owned telephone systems, faxes, computers, e-mail and voice mail systems are company property and should be used only for business purposes. Non-company purchased software is prohibited from being installed on Company owned computers. All systems will be periodically monitored by the Company for compliance with this policy and any violation of this policy or inappropriate use of Company systems, software or equipment, including but not limited to personal use of the Internet or e-mail system, will result in appropriate disciplinary action which may include the immediate termination of employment.

As an employee of the Company, I acknowledge and agree that there are no employee rights to privacy or non-interception regarding the use of such Company equipment, software or systems and that the Company has the right to monitor, review, audit or intercept and disclose all matters sent over or stored within its electronic systems. I am aware that information may be retrieved from such equipment and/or systems even after it has been erased or deleted from the system. Further, any use of any Company equipment, software or systems in violation of Company policies regarding customer or Company confidentiality or for any unlawful, defamatory, obscene or other inappropriate communication is prohibited. (Refer to Internet Access and Electronic Communication policy.)

M.	Investments

It is improper for a Company officer or employee to invest in a Company customer’s business unless the interest is acquired through an organized exchange, and the Company has no access to confidential information. It is improper for a Company officer or employee to subscribe to new issues of stock in a Company customer’s business. Major exchanges require that members avoid handling speculative accounts of Company employed persons without consent of the employer. Speculative investments such as margin buying, short accounts, puts, calls, or combinations are discouraged. No Company officer or employee will invest in a customer’s business or enable others to do so as a result of inside information.

There are no restrictions placed on investing in U.S. government securities, municipal bonds or mutual funds.

III.	FAILURE TO COMPLY

Any failure to comply with any of the provisions of this policy whether willful or unintentional, will result in appropriate disciplinary action which may include termination of employment. Further, in some situations, violation of federal law may subject the employee to fines and/or prosecution.

I.	Solicitations

It is our policy not to permit solicitations during bank business hours in order to maintain the necessary order and cleanliness of our Company. The distribution of any literature or other written material within the work areas or during work time is not permitted.

J.	Telephone Conduct

For proper telephone etiquette, employees should refer to the manual entitled “Telephone Etiquette”, available from Human Resources. We recognize you will have to make and receive occasional personal phone calls. Realizing that our lines are for business, please keep these calls to a minimum. No personal long distance calls should be made from the Company telephones unless they are charged to your home phone or called collect.

K.	Drug and Alcohol Policy

It is against Company policy for an officer, director or employee to possess or use drugs or alcohol illegally or in an unauthorized manner on Company property during working hours or in a Company vehicle. It is also a violation of Company policy if an employee knows or has reason to know that a passenger in a Company vehicle possesses or is using alcohol or illegal drugs. The Company reserves the right to test any employee for the presence of unauthorized or illegal drugs or alcohol in the employee’s system whenever the Company has reason to believe that the employee may have violated this policy. Any employee who refuses to take the test or who violates this policy will be subject to appropriate discipline, which may include immediate termination of employment.

L.	Electronic Transmission/Receipt Policy

All Company owned telephone systems, faxes, computers, e-mail and voice mail systems are company property and should be used only for business purposes. Non-company purchased software is prohibited from being installed on Company owned computers. All systems will be periodically monitored by the Company for compliance with this policy and any violation of this policy or inappropriate use of Company systems, software or equipment, including but not limited to personal use of the Internet or e-mail system, will result in appropriate disciplinary action which may include the immediate termination of employment.

As an employee of the Company, I acknowledge and agree that there are no employee rights to privacy or non-interception regarding the use of such Company equipment, software or systems and that the Company has the right to monitor, review, audit or intercept and disclose all matters sent over or stored within its electronic systems. I am aware that information may be retrieved from such equipment and/or systems even after it has been erased or deleted from the system. Further, any use of any Company equipment, software or systems in violation of Company policies regarding customer or Company confidentiality or for any unlawful, defamatory, obscene or other inappropriate communication is prohibited. (Refer to Internet Access and Electronic Communication policy.)

M.	Investments

It is improper for a Company officer or employee to invest in a Company customer’s business unless the interest is acquired through an organized exchange, and the Company has no access to confidential information. It is improper for a Company officer or employee to subscribe to new issues of stock in a Company customer’s business. Major exchanges require that members avoid handling speculative accounts of Company employed persons without consent of the employer. Speculative investments such as margin buying, short accounts, puts, calls, or combinations are discouraged. No Company officer or employee will invest in a customer’s business or enable others to do so as a result of inside information.

There are no restrictions placed on investing in U.S. government securities, municipal bonds or mutual funds.

III.	FAILURE TO COMPLY

Any failure to comply with any of the provisions of this policy whether willful or unintentional, will result in appropriate disciplinary action which may include termination of employment. Further, in some situations, violation of federal law may subject the employee to fines and/or prosecution.

ACKNOWLEDGMENT OF RECEIPT AND UNDERSTANDING

I acknowledge that I have received, read, and understand the policies outlined in the Company Code of Ethics handbook. I agree to conform to the rules and regulations of the Company as described in the handbook which is intended as a guide to human resource policies and procedures. I understand that the company has the right to change the handbook without notice. It is understood that future changes in policies and procedures will supersede or eliminate those found in this book, and that employees will be notified of such changes through normal communication channels.

I also understand and agree that the information contained in these materials does not constitute an employment contract between the Company and me, and that either I or the Company may terminate our employment relationship at any time, with or without cause. I understand that no manager or representative of the Company, other than the Chief Executive Officer, has any authority to enter into any agreement for employment for any specified period of time, or to make any agreement contrary to the foregoing.

Subsequent revisions to this handbook should be placed in the appropriate section as instructed by Human Resources.

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